Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

Decreasing Uses of Cash – Increasing Financial Flexibility Capital Usage ($mil) 2011 2012 2013 2014 2015 Pension Contributions $477 $541 * Pension Expense (non-cash) $87 modestly Restructuring Cash $178 $155 $83 $39 $20 Capital Expenditures $241 $270 Dividends $200 Share Repurchase $828 * $1.2 billion authorized shares remaining M & A $133 In addition to strategic benefits, the proposed relocation of headquarters will drive increased shareholder value through: 1. Providing greater global access to expected increases in future cash flow as Aon delivers on its long-term operating margin targets while certain required uses of cash, such as restructuring costs and pension contributions, decline over the next several years 2. Enabling us to access approximately $300 million of excess capital held internationally on our balance sheet upon consummation of the transaction 3. Increasing future cash flows through a significant reduction in our global tax rate over the long term due to changes in the geographic distribution of income, similar to the reduction achieved over the last five years, allowing us to remain competitive with certain global competitors 4. Delivering increased shareholder value as we effectively allocate capital through share repurchases and dividends

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.